Exhibit 99.1

Caesarstone Reports Third Quarter 2012 Results

•	Third Quarter Sales and Net Income Set Quarterly Record
•	Revenues Increase to $77.6 million on Strong North America Performance
•	Net Income Up 23% to $12.4 million, EPS of $0.36, Adjusted EPS of $0.39
•	Company Announces Plans to Increase Capacity, both in its Bar-Lev Plant and in a New Production Facility in the United States

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its third quarter ended September 30, 2012.

Revenues in the third quarter of 2012 increased by 4.6% to $77.6 million compared to $74.2 million in the same quarter in the prior year.  Growth in revenues was predominantly driven by continued increases in sales in the United States and Canada, up 17.7% and 29.1% respectively, compared to the same period in the prior year.  Revenue growth was partially offset by the impact of a stronger US Dollar and a challenging housing market in Australia.  On a constant currency basis, third quarter revenue growth was 8.5% compared to the same period last year.

Yosef Shiran, Chief Executive Officer, commented, “We are very pleased with our third quarter, which set a record for any quarter in our history for both sales and profitability.  We are positioned as the highest quality quartz brand and are successfully executing our global growth strategy.”

Gross margin in the third quarter increased to 45.0% compared to 42.4% in the same period in the prior year.  This improvement was driven primarily by economies of scale over fixed manufacturing expenses and favorable geographical revenue mix.  While changes in foreign exchange rates impacted revenue negatively, they also reduced cost of goods sold equally, eliminating the impact on gross profit and thereby increasing gross margins.

Operating expenses in the third quarter were $18.2 million, or 23.5% of revenues.  This compares to the prior year’s third quarter’s level of $17.8 million, or 24.1% of revenues.  The Company noted that the year-ago quarter contained a litigation credit of $1.8 million and adjusting for that, operating expenses were down approximately 7% compared to the prior year.  This reduction was driven mainly by the elimination of management fees, and favorable foreign exchange rates. While overall expenses declined, the Company noted that it had increased sales and marketing expenses by 11.6% compared to the same quarter in the prior year.

Operating income in the third quarter increased 22.8% to $16.7 million, or 21.5% of revenues, compared to $13.6 million, or 18.3% of revenues, in the same quarter in the prior year.

Adjusted EBITDA, which excludes share-based compensation, the excess cost of acquired inventory and other non-recurring costs, was $21.3 million in the third quarter, a margin of 27.5%. This compares to adjusted EBITDA of $18.0 million, a margin of 24.3% in the same quarter in the prior year.

Finance expenses in the third quarter were $2.0 million compared to $0.8 million during the same period in the prior year.  $1.7 million of these expenses relate to losses on foreign exchange hedges.

The Company’s reported GAAP net income attributable to controlling interest for the third quarter of  $12.4 million, an increase of 22.8% compared to $10.1 million in the same quarter in the prior year.  Earnings per share were $0.36 on 34.4 million shares on a fully diluted basis versus $0.37 per share on  a fully diluted basis of 19.6 million shares, which was prior to the Company’s initial public offering.

Adjusted net income attributable to controlling interest for the third quarter was $13.4 million, an increase of 28.0%, compared to $10.4 million in the same quarter in the prior year.  Adjusted earnings per share for both periods were $0.39.

The Company’s balance sheet as of September 30, 2012 was solid with a cash balance of $62.1 million, reflecting both strong cash generation in the quarter and the proceeds of the sale and lease-back of the Company’s Bar-Lev facility.

Capacity Expansion Plans

The Company also announced today that it planned to expand its existing production capabilities in Israel to incorporate additional manufacturing equipment that constitutes a major part of a fifth line and to build a new production facility in the United States.

Mr. Shiran commented, “We believe that expanding our manufacturing footprint into the United States will provide us with a number of competitive and strategic benefits that will serve our long-term growth plans, most significantly the related improvement in delivery times.  At the same time, our expansion in Israel will enable us to rapidly and efficiently expand our production capacity to meet the increasing demand for our products.  We are excited about both of these projects, which are further steps in realizing our growth strategy and are expected to create value for our shareholders.”

The expansion in Israel is expected to increase total capacity by approximately 15%.  This project is expected to have a capital cost of $13 million and to be completed by October of 2013.

The US facility is planned to support two production lines with the ability to expand current production by 50%.  The total capital cost of this facility is estimated to be $75 million, with roughly 60% necessary for the construction of the first line and infrastructure to be shared by both.  The first line is expected to be operational in late 2014.  The second line expansion will be implemented subject to actual growth.

Guidance

The Company noted today that for the full year 2012 it expects revenues at the lower end of its prior guidance of $292 million to $302 million.  The Company also maintains its adjusted EBITDA guidance of $67 million to $70 million.

Conference Call Details

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today, November 7th, 2012, at 8:30 a.m. EST to discuss the results of the third quarter ended September 30, 2012, followed by a question and answer session for the investment community.  A live webcast of the call can be accessed at ir.caesarstone.com or www.viavid.com in the events section.  To access the call, dial toll-free 1-888-471-3843 or +1-719-325-2329 (international).  Israeli participants can dial in at 1-80-924-5906.  The pass code is 6933247.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 6933247.  The replay will be available beginning at 11:30 a.m. EST on November 7, 2012 and will last through 11:59 PM EST November 21, 2012.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces.  The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces.  Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world.  For more information about the Company, please visit our website www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures.  A reconciliation of GAAP net income to adjusted net income and adjusted EBITDA to net income is provided below.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its production facilities.  These forward-looking statements are based upon management's current estimates and projections of future results or trends.  Actual results may differ materially from those projected as a result of certain risks and uncertainties.  These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering filed with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact James Palczynski ICR, Inc. +1 (203) 682-8229 jp@icrinc.com	Company Contact Yair Averbuch Chief Financial Officer +972 4 6109 217 yairav@caesarstone.com

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2011	September 30, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,950	$28,380
Short-term bank deposits	-	33,700
Trade receivables	36,798	46,467
Other accounts receivable and prepaid expenses	13,474	15,963
Inventories	48,085	50,606

Total current assets	110,307	175,116

LONG-TERM INVESTMENTS:
Severance pay fund	2,942	3,090
Long-term deposits	343	314

Total long-term investments	3,285	3,404

PROPERTY, PLANT AND EQUIPMENT, NET	69,657	71,068

OTHER ASSETS	20,626	17,905

GOODWILL	42,442	43,158

Total assets	$246,317	$310,651

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$3,866	$4,162
Current maturities of long-term loans	12,541	8,254
Trade payables	30,838	33,590
Account payables to related parties	5,437	2,642
Accrued expenses and other liabilities	29,033	18,244

Total current liabilities	81,715	66,892

LONG-TERM LIABILITIES:

Long-term loans	5,405	-
Long-term loan from related party	1,820	12,058
Capital leases	71	7
Accrued severance pay	3,584	3,747
Long-term warranty provision	1,439	1,453
Deferred tax liabilities, net	8,248	6,650
Share-based payment in subsidiary	1,379	-

Total long-term liabilities	21,946	23,915

REDEEMABLE NON-CONTROLLING INTEREST	6,205	7,006

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	192	360
Cumulative preferred shares	86	-
Additional paid-in capital	55,338	134,867
Accumulated other comprehensive income	13,682	8,765
Retained earnings	67,153	68,846

Total equity	136,451	212,838

Total liabilities and equity	$246,317	$310,651

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2011	2012	2011	2012

Revenues	$74,151	$77,556	$192,590	$220,342
Cost of revenues	42,705	42,633	114,478	124,804

Gross profit	31,446	34,923	78,112	95,538

Operating expenses:
Research and development, net	616	388	1,706	1,697
Marketing and selling	9,678	10,797	23,640	34,379
General and administrative	7,551	7,034	21,182	21,691

Total operating expenses	17,845	18,219	46,528	57,767

Operating income	13,601	16,704	31,584	37,771
Finance expenses, net	834	1,986	1,756	2,998

Income before taxes on income	12,767	14,718	29,828	34,773
Taxes on income	2,616	2,045	4,106	5,377

Income after taxes on income	10,151	12,673	25,722	29,396
Equity in losses of affiliate, net	-	-	(67)	-

Net income	10,151	12,673	25,655	29,396

Net income attributable to non-controlling interest	(84)	(310)	(308)	(521)
Net income attributable to controlling interest	10,067	12,363	25,347	28,875
Dividends attributable to preferred shareholders	2,909	-	7,329	-
Net income attributable to the Company's ordinary shareholders	$7,158	$12,363	$18,018	$28,875
Diluted net income per share of ordinary shares	$0.37	$0.36	$0.92	$0.90
Weighted average number of ordinary shares used in computing basic income per share	19,565,000	34,365,250	19,565,000	32,067,184
Weighted average number of ordinary shares used in computing diluted income per share	19,565,000	34,380,274	19,565,000	32,079,099

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2011	2012

Cash flows from operating activities:

Net income	$25,655	$29,396
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,567	10,815
Share-based compensation expense	-	3,045
Decrease in share-based payment	-	(1,383)
Accrued severance pay, net	(116)	33
Changes in deferred tax, net	(2,375)	(1,482)
Equity in loss of affiliate, net	67	-
Capital losses	(84)	(79)
Foreign exchange remeasurement gains	815	460
Increase in trade receivables including receivable from related party	(16,999)	(10,962)
Increase in other accounts receivable and prepaid expenses	(4,930)	(3,186)
Decrease (increase) in inventories	1,577	(3,872)
Increase in trade payables	339	1,577
Incearse (decrease) in warranty provision	(59)	95
Decrease in accrued expenses and other liabilities including related parties	(5,748)	(7,806)

Net cash provided by operating activities	8,709	16,651

Cash flows from investing activities:

Acquisition of U.S. Quartz Products, Inc.	(16,213)	-
Acquisition of the business of White-Wood Distributors Ltd.	(1,771)	-
Acquisition of the business of Prema Asia Marketing PTE Ltd.	-	(150)
Purchase of property, plant and equipment	(5,276)	(8,308)
Investment in short-term deposits	-	(33,700)
Decrease (increase) in long-term deposits	(43)	35
Repayment of loan by related party and other	72	-

Net cash used in investing activities	(23,231)	(42,123)

Cash flows from financing activities:

Dividend paid	(4,261)	(27,182)
Receipt from issuance of ordinary shares, net	-	76,815
Repayment of long-term loans	(16,481)	(9,954)
Short-term bank credit and loans, net	(4,193)	125
Repayment of contingent consideration related to U.S. Quartz Products, Inc acquisition.	-	(6,242)
Contribution to equity by non-controlling interest	307	-
Receipt of finance loan related to Bar-Lev transaction	-	10,893
Receipt of long-term loan from related party	1,857	-
Repayment of finance loan related to Bar-Lev transaction	-	(88)

Net cash (used in) provided by financing activities	(22,771)	44,367

Effect of exchange rate differences on cash and cash equivalents	1,397	(2,465)

Increase (decrease) in cash and cash equivalents	(35,896)	16,430
Cash and cash equivalents at beginning of year	43,737	11,950

Cash and cash equivalents at end of year	7,841	28,380

non - cash investing and financing activities:
Purchase of fixed assets with credit from suppliers	787	2,650

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2011	2012	2011	2012

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$10,151	$12,673	$25,655	$29,396
Finance expenses, net	834	1,986	1,756	2,998
Taxes on income	2,616	2,045	4,106	5,377
Depreciation and amortization	4,008	3,488	10,567	10,815
Equity in losses of affiliate, net (a)	-	-	67	-
Excess cost of acquired inventory (b)	1,979	113	3,801	782
Share-based compensation expense (c)	220	1,005	1,159	2,392
IPO bonus (d)	-	-	-	1,970
USQ purchase price adjustment (e)	-	-	-	255
Litigation credit (f)	(1,783)	-	(1,783)	(1,001)
Adjusted EBITDA	$18,025	$21,310	$45,328	$52,984

(a)	Consists of the Company's portion of the results of operations of Caesarstone USA prior to its acquisition by the Company in May 2011.
(b)
Consists of the difference between the standard cost of the Company's inventory and the higher carrying cost in two of the Company's subsidiaries: Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia's ("CSA") inventory that was purchased from its distributer. These differences adversely impact our gross margins until such inventory is sold. The majority of the acquired inventory in  Caesarstone USA was sold in 2011, while the acquired inventory in Caesarstone Australia is expected to be sold by the end of 2012.

(c)	In 2011, share-based compensation consists of changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.

In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009.

(d)	Consists of the payment of $1.7 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.
(e)
In May 2011, the Company acquired the remaining 75% equity interest in its U.S distributer, Caesarstone USA, in which it acquired a 25% interest in January 2007. The acquisition price was $26.5 million and the majority of the amount was paid in 2011, while the balance of the purchase price was payable following the closing of the Company's IPO.

(f)	In 2011, litigation credit consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited.In 2012, the litigation credit relates to the settlement agreement with the former CEO of CSA. The Company has been engaged in litigation with the formerCEO of CSA since mid-2010, which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA inaccordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreementwith the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA.The Company made no payment in consideration for such transferor any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and theadjustment is presented net of the related litigation expenses incurred for the settlement process.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2011	2012	2011	2012

Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income:
Net income attributable to controlling interest	$10,067	$12,363	$25,347	$28,875
Excess cost of acquired inventory (a)	1,979	113	3,801	782
Share-based compensation expense (b)	220	1,005	1,159	2,392
IPO bonus (c)	-	-	-	1,970
USQ Purchase Price adjustment (d)	-	-	-	255
Litigation credit (e)	(1,783)	-	(1,783)	(1,001)
Total adjustments before tax	416	1,118	3,177	4,398
Less tax on above adjustments (f)	46	123	347	480
Total adjustments after tax	370	995	2,830	3,918

Adjusted net income attributable to controlling interest	10,437	13,358	28,177	32,793
Dividends attributable to preferred shareholders	2,882	-	8,129	-
Net income attributable to the Company's ordinary shareholders	$7,555	$13,358	$20,048	$32,793
Adjusted diluted EPS	0.39	0.39	1.02	1.02

(a)
Consists of the difference between the standard cost of the Company's inventory and the higher carrying cost in two of the Company's subsidiaries:Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia's ("CSA") inventory that was purchased from its distributer. These differences adversely impact our gross margins until such inventory is sold. The majority of the acquired inventory in Caesarstone USA was sold in 2011, while the acquired inventory in Caesarstone Australia is expected to be sold by the end of 2012.

(b)
In 2011, share-based compensation consists of changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer. In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.

(c)	Consists of the payment of $1.7 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contributionto the completion of the Company's IPO.
(d)
In May 2011, the Company acquired the remaining 75% equity interest in its U.S distributer, Caesarstone USA, in which it acquired a25% interest in January 2007. The acquisition price was $26.5 million and the majority of the amount was paid in 2011, while the balance of the purchase price was payable following the closing of the Company's IPO.

(e)
In 2011, litigation credit consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited.In 2012, the litigation credit relates to the settlement agreement with the former CEO of CSA. The Company has been engaged in litigation with the former CEO of CSA since mid-2010, which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA in accordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreement with the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA. The Company made no payment in consideration for such transferor any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and theadjustment is presented net of the related litigation expenses incurred for the settlement process.

(f)
Tax adjustments reflect the increase in taxes on income that would have been reflected in our consolidated income statements forthe applicable period if the adjustments set forth in the table were not applied in computing net income. The tax effect is based on effective tax rate for 2011.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2011	2012	2011	2012

Australia	24,858	22,919	66,520	63,620
USA	19,627	23,094	41,547	64,987
Israel	10,328	9,674	29,841	27,674
Canada	8,439	10,892	21,247	29,396
Europe	5,509	5,182	17,760	16,352
Rest of World	5,390	5,795	15,675	18,313
	$74,151	$77,556	$192,590	$220,342